EXHIBIT 21.1

List of Subsidiaries

As of June 11, 2026, the following is a list of the subsidiaries of ONAR Holding Corporation:

Subsidiary	State or jurisdiction of incorporation
ONAR LLC	Delaware
Juice Labs, LLC	Delaware
Retina Intelligence LLC	Delaware
Scale Partner Ventures LLC	Florida
Storia Agency, LLC	Delaware
Vmed Services LLC	Delaware